Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 3 DATED JUNE 2, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020 and Supplement No. 2 dated May 21, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of May 2020; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of May 2020. There were no Class N, Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
May 1, 2020	$14.15	$14.23	$14.18	$14.21
May 4, 2020	$14.15	$14.23	$14.18	$14.21
May 5, 2020	$14.16	$14.24	$14.19	$14.22
May 6, 2020	$14.14	$14.22	$14.18	$14.21
May 7, 2020	$14.16	$14.24	$14.19	$14.22
May 8, 2020	$14.18	$14.26	$14.21	$14.24
May 11, 2020	$14.16	$14.24	$14.19	$14.22
May 12, 2020	$14.10	$14.18	$14.13	$14.16
May 13, 2020	$14.08	$14.16	$14.12	$14.15
May 14, 2020	$14.08	$14.16	$14.11	$14.14
May 15, 2020	$14.01	$14.09	$14.04	$14.07
May 18, 2020	$14.06	$14.14	$14.09	$14.12
May 19, 2020	$14.04	$14.12	$14.08	$14.11
May 20, 2020	$14.05	$14.13	$14.08	$14.11
May 21, 2020	$14.05	$14.13	$14.08	$14.11
May 22, 2020	$14.06	$14.14	$14.09	$14.12
May 26, 2020	$14.09	$14.17	$14.12	$14.15
May 27, 2020	$14.10	$14.18	$14.13	$14.16
May 28, 2020	$13.94	$14.02	$13.97	$14.00
May 29, 2020	$13.93	$14.01	$13.96	$13.99
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com for our publicly offered shares and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. As a daily valued NAV REIT, we are closely monitoring the impact of the coronavirus pandemic on our investments. During May 2020, our NAV per share decreased approximately 1.8% for each share class. This decrease was primarily a result of declines in the values of our properties during the month, while our real estate equity securities portfolio was stable. As the phased approach to reopening the economy began to take shape in the cities we invest in, valuations factored in an adjustment for slower rent growth over the next 12 months.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of most of our properties have been adjusted downward between late March 2020 and May 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. These adjustments have resulted in a total valuation decline of approximately 1.0% for our property portfolio for the month of May 2020. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

For our entire property portfolio, we collected approximately 93% of our contractual rental revenues for the month of April 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 80% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 91% of our contractual rental revenues for the month of May 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 73% collected
•Apartment – 100% occupied and 98% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. During April 2020, we executed a lease extension with Allstate in our Heritage Parkway property, extending its lease maturity from November 2020 to May 2026, thereby increasing our weighted average remaining lease term for our commercial properties to 5.3 years as of May 31, 2020. Our apartment property is a student housing property located just off the University of Georgia campus in Athens, Georgia. As of May 29, 2020, this asset was 94% pre-leased for the next school year beginning in August 2020, and at higher average rents than those currently in place. We obtain parental guarantees on each student lease. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current.